James J. Fox  jfox@velaw.com
Tel 212.237.0131  Fax 917.849.5328

April 15, 2010

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Niska Gas Storage Partners LLC
Amendment No. 1 to Registration Statement on Form S-1
Filed March 29, 2010
File No. 333-165007

Dear Mr. Owings:

On behalf of Niska Gas Storage Partners LLC (the “Registrant”), we are filing Amendment No. 2 to the above referenced registration statement (the “Registration Statement”).

Set forth below are the Registrant’s responses to the comments contained in the letter from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission dated April 12, 2010 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, the exact text of the comments provided by the Staff has been included in bold face type in the order presented in the letter from the Staff.  The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment.

The Registrant has authorized us to respond to the Staff’s comments on its behalf.  Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

The Registrant has included all information that is not properly omitted under Rule 430A, with the exception of information that is related to the estimated ratio of taxable income to distributions (see pages 12 and 181), and the estimated percentage of gross income that is non-qualifying (see page 135), each of which the Registrant had not yet finalized as of

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the date of the filing.  Accordingly, the Registration Statement will be revised in a subsequent amendment to reflect such information following its finalization.  The Registrant expects such subsequent amendment will also reflect the New York Stock Exchange’s approval of the Registrant’s listing application.  In any event, the Registrant will file an amendment early in the week of April 19, 2010 to include currently omitted exhibits.

Amendment No. 2 to Registration Statement on Form S-1

General

1.                        We reissue comment four of our March 19, 2010 letter with respect to your statement on pages 1 and 119 that you contract for gas storage capacity “at cost-of-service based rates that are currently below market rates.”  Please provide independent supplemental materials supporting this statement or characterize it as your belief.  In this regard, we note that your March 29, 2010 response includes no independent support and refers to only one third party contract for storage and one contract you issued for storage space.  In addition to providing independent supplemental support for the rates you cite for these two contracts, you should also provide us with support that these two contracts sufficiently represent the market.

Response:  The Registrant has revised the Registration Statement to characterize the statement that the cost-of-service based rates are below market rates is its belief.  Please see pages 3, 119 and 131.

2.                        We note your response to comment four of our March 19, 2010 letter.  Please revise your statement on pages 1 and 119 that you “are the largest independent owner and operator of natural gas storage assets in North America,” and your statement on page 125 that “AECO HUB is the largest natural gas storage provider in western Canada…” to clarify that this is based on your analysis of working gas capacity adjusted according to each comparative company’s percentage ownership of its respective storage facilities.

Response: The Registrant has revised the Registration Statement accordingly.  Please see pages 1, 119 and 126.

Prospectus Summary, page 1

3.                        We note your revisions to your prospectus summary in response to comment nine of our March 19, 2010 letter.  Please further revise your Summary to limit your Summary to a brief overview of the key aspects of your filing and avoid repetitive disclosure.  As examples only and not exhaustive list, the second and third sentences of your Overview section on page 1 effectively provide identical information to that contained in the Our Assets section beginning on page 2.  Your Business Strategies section beginning on page 3 and Competitive Strengths section beginning on page 4 remain duplicative of the information provided in your Business section beginning on page 119.  See Item 503(a) of Regulation S-K.

Response:  The Registrant has further reduced the quantity of information contained in the Prospectus Summary to limit it to a brief overview of the key aspects of the offering.  Please note the reduced disclosure under the headings “Overview”, “Business Strategies” and “Competitive Strengths” on pages 1, 2 and 3.

Capitalization, page 44

4.                        Refer to footnote (2).  Please revise to clarify why you are showing $115,000 outstanding under your new revolving credit facility as further adjusted for the offering and application of the proceeds from the offering.  You disclose in the footnote and on page 43, Use of Proceeds, that you will use proceeds such that no borrowings will be outstanding after the offering under your revolving credit facilities.  We also note your disclosure in your unaudited pro forma combined financial statements beginning on page F-2 stating you expect to borrow $115 million under the new revolving credit facility to repay the borrowings under the previous revolving credit facility.  Refer to footnote (e) on page F-8.  If you will use proceeds to repay borrowings under your revolving credit facilities only for the amount representing the distribution to Holdco, clarify that fact.

Response:  The Registrant has revised footnote (2) under the heading “Capitalization” and note 2(e) to its unaudited pro forma combined financial statements to indicate that the $115 million represents the amount that it would have drawn under its new credit facility to repay the drawings under the previous revolving credit facility that would have been outstanding had the transactions occurred on December 31, 2009.  The Registrant has further revised footnote (1) under the heading “Capitalization” to indicate that the $190 million of borrowings that were outstanding under its previous credit facility were paid down to $75 million with cash from operations and the balance of borrowings thereunder, together with its term loan, were fully repaid with the proceeds of the non-public offering of its senior notes.  Please see pages 43, 44 and F-8.

Unaudited Pro Forma Cash Available for Distribution, page 50

5.                        Please expand footnote (2) to disclose the amount of interest income and how the amount was derived.

Response: The Registrant has revised the Registration Statement accordingly.  Please see footnote (2) on page 51.

6.                        We note your response to comment 25 of our letter dated March 19, 2010.  Please revise your table to adjust for your capital expenditures.  To the extent capital expenditures are offset with amounts borrowed, revise your estimated interest expense as appropriate to include the incremental cost of borrowing associated with financing your capital expenditures.  If unaudited pro forma cash available for distribution reflects that you would not have been able to pay a distribution at the intended level based on historical amounts, disclose why you believe you would be able to pay the distribution going forward.

Response:  The Registrant has revised its calculation of Unaudited Pro Forma Cash Available for Distribution accordingly.  Please see page 51 and revised footnote (3) on page 52.

Estimated Cash Available for Distribution, page 55

7.                        We note your response to comment 27 of our letter dated March 19, 2010.  Please revise your table to adjust for your capital expenditures.  If you expect to finance your capital expenditures during the forecast period with borrowings, revise your estimated interest expense to include the incremental cost of borrowing and revise your disclosure as appropriate for the impact on your debt covenants.

Response:  The Registrant has revised its calculation of Estimated Cash Available for Distribution accordingly.  Please see page 54 and the revised third bullet under the heading “Capital Expenditures” on page 56.

Expected Non-Public Offerings of Senior Notes by Niska US And Niska Canada, page 90

8.                        We note your response to comment 33 of our letter dated March 19, 2010.  Please revise footnote (5) on page 52 to disclose the amount under your indenture available for distributions to your unit holders.

Response:  The Registrant has revised the Registration Statement to include a pro forma estimate of the amount it would have been permitted to distribute under its credit agreement and indenture.  Please see the revisions to footnote (5) on pages 52 and 53.  The Registrant expects to disclose prospectively, in its Form 10-K and 10-Q filings, the amounts available for distribution under its indenture and credit facility.

Business, page 119

Our Operations, page 119

Customers and Counterparties, page 121

9.                        We reissue, in part, comment 10 of our March 19, 2010 letter.  You state that you have provided the names of the two customers that accounted for approximately 43% of your gross revenue for the fiscal year ended March 31, 2008, but your disclosure on page 122 includes the name of only one customer, Natural Gas Exchange.  The second customer is described as “a producer/marketer with an investment grade.”  Please disclose the name of this customer.  See Item 101(c)(viii) of Regulation S-K.

Response: The Registrant has revised the Registration Statement accordingly.  Please see page 122.

Competition, page 131

10.                 We note that in response to comment 11 of our March 19, 2010 letter you added a cross reference on page five to your Risk Factor and Business Disclosures.  Please also revise your Business section so that your “Competitive Strengths” disclosure on page 123 immediately precedes or follows your “Competition” disclosure on page 131.  Refer to Rule 421 of Regulation C under the Securities Act of 1933.

Response:  The Registrant has revised the Registration Statement to move the “Competition” disclosure immediately following “Competitive Strengths”.  Please see page 125.

Directors and Executive Officers, page 139

11.                 We reissue comment 49 of our March 19, 2010 letter with respect to your discussion of Mr. Ward on page 140.  Please identify Niska Holdings as your parent.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page 141.

Unaudited Pro Forma Combined Financial Statements, page F-2

12.                 We note your revisions giving effect to the termination of your existing facility, the notes offering that closed on March 5, 2010 and your new revolving credit facilities.  Please revise Note 2, Pro Forma Balance Sheet Adjustments, to clarify your consideration of the cost of terminating the interest rate swaps related to the termination of your existing facility referred to on page 47.

Response:  The Registrant has revised the Registration Statement to include adjustments in its unaudited pro forma combined financial statements for the cost of terminating its interest rate swaps in connection with the termination of its existing credit facility.  Please see the revised disclosure on pages F-3 and F-8.

Please direct any questions that you have with respect to the foregoing to James J. Fox at (212) 237-0131 or Ramey Layne at (212) 237-0135.

Very truly yours,

/s/ James J. Fox
James J. Fox
Vinson & Elkins L.L.P.

cc:	Jason A. Dubchak